CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Kirkland Lake Gold Ltd. are the responsibility of management and have been approved by the Board of Directors.

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

A system of internal controls has been developed and is maintained by management to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The significant accounting policies used are described in Note 3 to the consolidated financial statements. The financial statements include estimates based on the experience and judgment of management in order to ensure that the financial statements are presented fairly, in all material respects.

The Board of Directors exercises its responsibilities for ensuring that management fulfills its responsibilities for financial reporting and internal control with the assistance of its Audit Committee. The Audit Committee is appointed by the Board of Directors and all of its members are directors who are not officers or employees of Kirkland Lake Gold Ltd. The Audit Committee meets periodically to review financial reports and to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee reviews the Company’s annual financial statements and recommends their approval to the Board of Directors.

These financial statements have been audited by KPMG LLP, the independent registered public accounting firm, in accordance with the standards of the Public Company Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee and may meet with or without the presence of management.

(Signed) "Anthony Makuch"	(Signed) "David Soares"
Anthony Makuch	David Soares
President and Chief Executive Officer	Chief Financial Officer

February 21, 2019
Toronto, Canada

Management’s Report on Internal Control Over Financial Reporting

The management of Kirkland Lake Gold Ltd. (“Kirkland Lake Gold”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kirkland Lake Gold's internal control over financial reporting as of December 31, 2018, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Kirkland Lake Gold’s internal control over financial reporting as of December 31, 2018 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report that appears therein.

(Signed) "Anthony Makuch"	(Signed) "David Soares"
Anthony Makuch	David Soares
President and Chief Executive Officer	Chief Financial Officer

February 21, 2019
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kirkland Lake Gold Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Kirkland Lake Gold Ltd. (“the Company”) as of December 31, 2018, the related consolidated statements of operations and comprehensive income, cash flows and changes in equity for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the financial performance and its cash flows for the year then ended, in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2010.

Toronto, Canada
February 21, 2019

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Kirkland Lake Gold Ltd.

We have audited the accompanying consolidated financial statements of Kirkland Lake Gold Ltd., which comprise the consolidated statement of financial position as at December 31, 2017, the consolidated statements of operations and comprehensive income, cash flows and changes in equity for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Kirkland Lake Gold Ltd. as at December 31, 2017, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 21, 2019
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kirkland Lake Gold Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Kirkland Lake Gold Ltd.’s (“the Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018, the related consolidated statements of operations and comprehensive income, cash flows and changes in equity for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 21, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 21, 2019

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Financial Position
(In thousands of United States Dollars)

As at	Note	December 31, 2018	December 31, 2017
Assets
Current assets
Cash		$332,227	$231,596
Accounts receivable	12	20,151	15,668
Inventories	13	40,089	41,432
Prepaid expenses		5,445	7,122
		397,912	295,818
Non-current assets
Other long-term assets	14	165,092	118,480
Restricted cash	15	22,190	22,193
Mining interests and plant and equipment	16	1,117,170	1,049,309
Deferred tax assets	11	7,796	—
		$1,710,160	$1,485,800
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$125,635	$84,746
Share based liabilities	19	4,276	1,898
Finance leases	18	12,465	16,358
Income tax payable		34,434	8,337
Provisions	21	15,817	19,133
		$192,627	$130,472
Non-current liabilities
Share based liabilities	19	—	218
Finance leases	18	9,759	22,217
Provisions	21	40,878	41,652
Deferred tax liabilities	11	203,790	133,645
		$447,054	$328,204
Shareholders' equity
Share capital		923,964	951,184
Reserves		35,135	33,122
Accumulated other comprehensive income (loss)		(87,911)	36,078
Retained earnings		391,918	137,212
		1,263,106	1,157,596
		$1,710,160	$1,485,800

Commitments and Contractual Obligations (Note 28)

Subsequent Events (Note 30)

APPROVED ON BEHALF OF THE BOARD:
Signed "Jeff Parr", DIRECTOR                Signed "Anthony Makuch", DIRECTOR

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Operations and Comprehensive Income
For the years ended December 31, 2018 and December 31, 2017
(In thousands of United States Dollars, except per share amounts)

		Year ended	Year ended
	Note	December 31, 2018	December 31, 2017
Revenue		$915,911	$747,495
Production costs	6	(267,432)	(288,315)
Royalty expense		(26,418)	(21,396)
Depletion and depreciation	16	(133,718)	(148,655)
Earnings from mine operations		488,343	289,129
Expenses
General and administrative	7	(31,565)	(25,646)
Transaction costs		—	(397)
Exploration and evaluation		(66,614)	(48,411)
Care and maintenance	8	(3,081)	(11,877)
Earnings from operations		387,083	202,798
Other income, net	9	5,130	3,376
Finance items
Finance income	10	5,714	2,111
Finance costs	10	(3,617)	(12,206)
Earnings before income taxes		394,310	196,079
Current income tax expense	11	(40,743)	(44,223)
Deferred tax (expense) recovery	11	(79,624)	5,474
Earnings from continuing operations		273,943	157,330
Loss from discontinued operations	29	—	(24,904)
Net earnings		$273,943	$132,426
Other comprehensive income
Items that have been or may be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of $3,758 tax		—	26,764
Exchange differences on translation of foreign operations		(112,347)	80,898
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of $1,674 tax recovery		(11,642)	—
Total other comprehensive income		(123,989)	107,662
Comprehensive income		$149,954	$240,088

Basic earnings per share from continuing operations	22(b(iii))	$1.30	$0.76
Diluted earnings per share from continuing operations	22(b(iii))	$1.29	$0.75
Basic loss per share from discontinued operations	22(b(iii))	$—	($0.12)
Diluted loss per share from discontinued operations	22(b(iii))	$—	($0.12)
Basic earnings per share	22(b(iii))	$1.30	$0.64
Diluted earnings per share	22(b(iii))	$1.29	$0.63

Weighted average number of common shares outstanding (in 000's)
Basic	22(b(iii))	210,692	207,436
Diluted	22(b(iii))	212,623	209,114
The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Cash Flows
For the years ended December 31, 2018 and December 31, 2017
(In thousands of United States Dollars)

		Year ended	Year ended
	Note	December 31, 2018	December 31, 2017
Operating activities
Earnings from continuing operations		$273,943	$157,330
Depletion and depreciation		133,718	148,655
Share based payment expense		5,459	4,344
Other income, net		(5,130)	(3,376)
Finance items, net		(2,097)	10,095
Income tax expense		120,367	38,749
Income tax paid		(9,943)	(40,132)
Cash reclamation expenditures		(6,840)	(10,212)
Change in non-cash working capital	23	33,599	8,159
Net cash provided by operating activities of continuing operations		543,076	313,612
Net cash used in operating activities of discontinued operations		—	(12,990)
Investing activities
Additions to mining interests	16	(162,673)	(85,643)
Additions to plant and equipment	16	(112,531)	(46,197)
Additions to other long-term assets		(18,386)	(3,800)
Investments in public and private entities	14	(66,124)	(80,844)
Sale of investment in equity security		—	4,608
Sale of Stawell Mine	29	—	6,250
Proceeds on dispositions of assets		2,480	1,621
Transfer to restricted cash, net	15	(206)	(680)
Net cash used in investing activities of continuing operations		(357,440)	(204,685)
Net cash used in investing activities of discontinued operations		—	(612)
Financing activities
Proceeds from exercise of stock options	22(b(i))	2,709	17,002
Interest received (paid)		4,218	(4,648)
Payment of finance lease obligations		(23,109)	(16,179)
Payment of dividends	22(a)	(16,329)	(3,281)
Share repurchases	22(a)	(30,811)	(60,143)
Redemption of convertible debentures	20	—	(44,034)
Net cash used in financing activities of continuing operations		(63,322)	(111,283)
Net cash used in financing activities of discontinued operations		—	(121)
Impact of foreign exchange on cash balances of continuing operations		(21,683)	12,548
Impact of foreign exchange on cash balances of discontinued operations		—	229
Change in cash of continuing operations during the year		100,631	10,192
Change in cash of discontinued operations during the year		—	(13,494)
Change in cash		100,631	(3,302)
Cash, beginning of year		231,596	234,898
Cash, end of year		$332,227	$231,596
Supplemental cash flow information – Note 23
The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2018 and December 31, 2017
(In thousands of United States Dollars, except share information)

		Share Capital		Equity portion of convertible debentures	Reserves	Accumulated other comprehensive income (loss)		Retained earnings	Shareholders' equity
	Note	Shares (000s)	Amount		Share based payments and other reserves	Foreign currency translation	Investment revaluation
Balance at December 31, 2016		203,032	$900,389	$15,674	$49,996	($71,924)	340	$11,439	$905,914
Exercise of share options, including transfer from reserves		7,351	42,562	—	(25,560)	—	—	—	17,002
Share issuance		1,500	10,686	—	—	—	—	—	10,686
Redemption of convertible debentures		4,505	57,690	(15,674)	6,564	—	—	—	48,580
Share based payments expense	22(b(ii))	—	—	—	2,122	—	—	—	2,122
Foreign currency translation		—	—	—	—	86,866	—	—	86,866
Reclassification of foreign currency translation reserve to net earnings	29	—	—	—	—	(5,968)	—	—	(5,968)
Change in fair value of investments in equity securities, net of tax		—	—	—	—	—	27,557	—	27,557
Realized gain of sale of JDS Silver, net of tax		—	—	—	—	—	(793)	—	(793)
Dividends declared	22(a)	—	—	—	—	—	—	(6,653)	(6,653)
Share repurchases		(5,443)	(60,143)	—	—	—	—	—	(60,143)
Net earnings		—	—	—	—	—	—	132,426	132,426
Balance at December 31, 2017		210,945	$951,184	$—	$33,122	$8,974	$27,104	$137,212	$1,157,596
Exercise of share options, including transfer from reserves	22(a)	518	3,591	—	(882)	—	—	—	2,709
Share based payments expense	22(b(ii))	—	—	—	2,895	—	—	—	2,895
Foreign currency translation		—	—	—	—	(112,347)	—	—	(112,347)
Change in fair value of investments in equity securities, net of tax		—	—	—	—	—	(11,642)	—	(11,642)
Dividends declared	22(a)	—	—	—	—	—	—	(19,237)	(19,237)
Share repurchases	22(a)	(1,640)	(30,811)	—	—	—	—	—	(30,811)
Net earnings		—	—	—	—	—	—	273,943	273,943
Balance at December 31, 2018		209,823	$923,964	$—	$35,135	($103,373)	$15,462	$391,918	$1,263,106

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), and the New York Stock Exchange ("NYSE") under the symbol "KL" and the Australian Securities Exchange ("ASX") under the symbol “KLA”. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 3120, Toronto, Ontario, Canada, M5J 2J1.

The Company is a growing gold producer with four wholly-owned operating mines, two wholly-owned mines currently on care and maintenance and several exploration properties in Canada and Australia.

2. BASIS OF PREPARATION

Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB"). The accounting policies applied in the consolidated financial statements are presented in note 3 and have been applied consistently to all years presented, unless otherwise noted. The consolidated financial statements were approved by the Company’s Board of Directors on February 21, 2019.

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.

The preparation of the consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 4.
3. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)	Basis of presentation and consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company is exposed to or has rights to the variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The subsidiaries of the Company as at December 31, 2018 and their principal activities are described below:

Name	Country of Incorporation	Proportion of Ownership Interest	Principal Activity
Kirkland Lake Gold Inc.	Canada	100%	Operating
St Andrew Goldfields Ltd.	Canada	100%	Operating
Crocodile Gold Inc.	Canada	100%	Holding Company
Newmarket Gold Victorian Holdings Pty Ltd.	Australia	100%	Holding Company
Fosterville Gold Mine Pty Ltd.	Australia	100%	Operating
Newmarket Gold NT Holdings Pty Ltd.	Australia	100%	Holding Company
NT Mining Operations Pty Ltd.	Australia	100%	Operating
Kirkland Lake Gold (Barbados) Corporation	Barbados	100%	Holding Company

b)	Foreign currency translation

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The functional currency for the Company and its Canadian subsidiaries is the Canadian dollar; the functional currency for all Australian subsidiaries is the Australian dollar. The consolidated financial statements are presented in United States dollars which is the presentation currency for the Company.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items carried at fair value that are measured at fair value in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the rate on the date of transaction.

Exchange differences are recognized in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss. In the case of a partial disposal (i.e. no loss of control) of a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

c)	Business Combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition related costs are expensed as incurred.

d)	Revenue recognition

Revenue includes sales of gold doré, which is generally physically delivered to customers in the period in which it is produced, with the sales price based on prevailing spot market gold prices. The Company recognizes revenue when it transfers control of the gold doré to a customer. Generally, transfer of control occurs when the goods have been delivered to the customer. Payment is received on the date of or within a few days of the transfer of control.

e)	Financial Instruments

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss ("FVPL"), directly attributable transaction costs. Financial instruments are recognized when the Company become party to the contracts that give rise to them and are classified as amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income ("FVOCI"). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVPL are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Warrant investments are classified as FVPL.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Financial assets at FVOCI

On initial recognition of an equity investment that is not held for trading, an irrevocable election is available to measure the investment at fair value upon initial recognition plus directly attributable transaction costs and at each period end, changes in fair value are recognized in other comprehensive income ("OCI") with no reclassification to the consolidated statements of earnings. The election is available on an investment-by-investment basis. Investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and is not designated as FVPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Cash, restricted cash, trade receivables and certain other assets are classified as and measured at amortized cost.

Financial liabilities

Financial liabilities, including accounts payable and accrued liabilities and finance leases are recognized initially at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date. Accounts payable and accrued liabilities and finance leases are classified as and measured at amortized cost.

Derivative instruments

Derivative instruments, including embedded derivatives, are measured at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in net earnings.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

A loss allowance for expected credit losses in recognized in OCI for financial assets measured at amortized cost. At each balance sheet date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment model does not apply to investment in equity instruments.

The expected credit losses are required to be measured through a loss allowance at an amount equal to the 12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date) or full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition.

Derecognition of financial assets and liabilities

A financial asset is derecognised when either the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party. If neither the rights to receive cash flows from the asset have expired nor the Company has transferred its rights to receive cash flows from the asset, the Company will assess whether it has relinquished control of the asset or not. If the Company does not control the asset then derecognition is appropriate.

A financial liability is derecognised when the associated obligation is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in net earnings.

f)	Cash and cash equivalents

Cash and cash equivalents includes cash and short-term money market instruments with an original maturity of three months or less, or which are on demand.

g)	Inventories and stockpiled ore

Inventories are valued at the lower of weighted average cost or net realizable value. Inventories include work-in-process inventory (stockpiled ore, gold in circuit and bullion inventories) as well as materials and supplies inventory.

For work-in-process inventory, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Supplies are valued at the lower of weighted average cost and net realizable value.

h)	Mining interest

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in profit or loss.

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. The Company expenses exploration and evaluation expenditures and near term ore development costs as incurred. Near term development costs occur in areas where the Company expects production to occur within the subsequent 12 months. Property acquisition costs, longer term development, and costs incurred to expand ore reserves are capitalized if the criteria for recognition as an asset are met.

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted.

A mine is capable of operating at levels intended by management when: (i) operational commissioning of major mine and plant components is complete; (ii) operating results are being achieved consistently for a period of time; (iii) there are indicators that these operating results will be continued; and (iv) other factors are present, including one or more of the following:

–	a significant portion of plant/mill capacity has been achieved;

–	a significant portion of available funding is directed towards operating activities;

–	a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Plant and equipment

Plant and equipment is carried at cost less accumulated depreciation and impairment losses or at fair value if purchased as part of a business combination. The cost of plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, the estimated close down and restoration costs associated with the asset and borrowing costs incurred that are attributable to qualifying assets as noted in note 3(i).

Depreciation is recorded on a straight-line or unit of production basis, over the shorter of the useful life of the asset or the remaining life of the mine; the life of mine is based on estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Category	Rates
Mill and related infrastructure	Life of mine
Vehicles and mobile equipment	3-5 years
Office equipment	5 years
Computer equipment	3 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives. Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as discussed in note 3(k).

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

i)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur.

j)	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or whenever indicators of impairment exist. Assets that are subject to amortization, depletion or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.

Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash generating unit to which the asset belongs. The Company’s cash generating units are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, otherwise they

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion or depreciation or amortization, if no impairment loss had been recognized.

k)	Leases

Assets held under finance leases are recognized as discussed in note 3(h). The corresponding liability is recognized as a finance lease obligation at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense in net earnings, unless they are attributable to qualifying assets, in which case they are capitalized.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are realized.

l)	Share based payments

The Company has the ability under certain share based compensation plans (notes 19 and 22(b(i)) to grant equity based awards to directors, senior officers and employees of, or consultants to, the Company or employees of a corporation providing management services to the Company.

i) Stock Options

The grant date fair value of the estimated number of stock options awarded to employees, officers and directors that will eventually vest, is recognized as share based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The grant date fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest and adjusts the amount of recorded compensation expense accordingly. The impact of the revision of the original estimates, if any, is recognized in net earnings or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the share based payment reserve. The share based payment cost is recognized in net earnings or capitalized in mining properties (for options granted to individuals involved on specific projects).

For transactions with non-employees, the fair value of the equity settled awards is measured at the fair value of the goods or services received, at the date the goods or services are received by the Company. In cases where the fair value of goods or services received cannot be reliably estimated, the Company estimates the fair value of the awards at the date of grant.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

ii) Long-term Incentive Plan

The performance share units (“PSUs”) and restricted share units (“RSUs”) awarded to eligible executives are measured at fair value at grant date. The fair value of the estimated number of PSUs and RSUs awarded expected to vest is recognized as share based compensation expense over the vesting period of the PSUs and RSUs with a corresponding amount recorded in equity until the respective shares are issued in settlement of the PSUs and RSUs.

iii) Deferred Share Units

Deferred share units (“DSUs”) awarded to non-executive directors will be settled in cash, common shares, or a combination thereof on the date when a director ceases to be a director. The fair value of the DSUs awarded, representing the fair market value of the Company’s shares is recognized as share based compensation expense at grant date with a corresponding amount recorded as a share based liability. Until the DSU liability is settled, the fair value of the DSUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share based compensation expense in the period.

iv) Phantom Share Units

Phantom share units, which were assumed by the Company as a result of the 2016 business combination with Newmarket Gold Inc., were recorded at their fair market value on the date of acquisition based on the quoted market price of the Company’s shares and are revalued at each reporting date based on the difference between the quoted market price of the Company’s shares at the end of the period and the grant date strike price. The fair value is recognized as a share based payment expense in net earnings with a corresponding entry in share based liabilities.

m)	Pension plans

The Company has a defined contribution pension plan for its Canadian employees whereby the Company contributes a fixed percentage of the employees’ salaries to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plans. In Australia, the Company contributes a fixed percentage of the employees’ salaries to a federally mandated preservation fund of the employee's choice. Pension costs associated with the Company’s required contributions under the plans are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to net earnings, or capitalized to mining interests for employees directly involved in the specific projects.

n)	Deferred income tax

Taxes, comprising both income taxes and mining taxes, are recognized in net earnings, except when they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income, or directly in equity, respectively.

Deferred income taxes are recognized in the consolidated financial statements using the balance sheet liability method of accounting, and are recognized for unused tax losses, unused tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

o)	Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs).

p)	Flow through shares

Under Canadian income tax legislation, a company is permitted to issue flow through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the shares. A deferred flow through premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in profit or loss. The spending also gives rise to a deferred tax temporary difference between the carrying value and tax value of the qualifying expenditure.

q)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities are not recognized in the consolidated financial statements, if not estimable and probable, and are disclosed in notes to the consolidated financial statements unless their occurrence is remote. Contingent assets are not recognized in the consolidated financial statements, but are disclosed in the notes if their recovery is deemed probable.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, changes in legislation, discount rates and operating lives.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. Increases in estimated costs related to mine production become part of ore inventory. For closed sites, changes to estimated costs are recognized immediately in the net earnings.

r)	Earnings (loss) per share

Basic earnings or loss per share is computed by dividing the net earnings attributable to common shareholders by the weighted average number of common shares outstanding for the relevant period. The Company follows the treasury stock method in the calculation of diluted earnings per share. The treasury method assumes that outstanding stock options, PSUs and RSUs with an average exercise price below the market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

s)	Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of or abandoned, or that is classified as held for sale, and: (a) represents a separate major line of business or geographical area of operations; (b) is part of a single plan to dispose of a separate major line of business or geographical area of operations; or (c) is a subsidiary acquired exclusively with a view to resale. Assets, liabilities, comprehensive income, and cash flows relating to a discontinued operation are segregated and reported separately from the continuing operations in the year of reclassification, with restatement of comparative information prior to the reporting year in which the reclassification occurs.

4. SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

The following are the significant judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Significant Judgments in Applying Accounting Policies

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company’s Canadian and Australian subsidiaries is, respectively, the Canadian and Australian dollar. Determination of functional currency involves judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.
Deferred income taxes

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position.  Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations.

Accounting Estimates and Assumptions

Determination of reserves and resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense, the determination of the timing of rehabilitation provision costs, business combination accounting and impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Business combinations

The allocation of the purchase price of acquisitions requires estimates as to the fair market value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, future operating costs and capital expenditures, discount rates to determine fair value of assets acquired and future metal prices and long term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

5. ADOPTION OF NEW ACCOUNTING STANDARDS

Adoption of new accounting standards

The Company has adopted the following amendments to accounting standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.

IFRS 2, Share based Payment

IFRS 2 Share-based Payment clarifies the effects of vesting conditions on cash-settled share-based payment transactions, the classification of share-based payment transactions with net settlement features for withholding tax obligations and modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity settled. IFRS 2 did not have a significant impact on adoption.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

IFRS 9, Financial Instruments

The Company adopted IFRS 9 Financial Instruments ("IFRS 9"), which replaced IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). The Company elected to use the exemption to not restate comparative information for prior periods. IFRS 9 provides a revised model for classification and measurement of financial assets, including a new expected credit loss ("ECL") impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Company adopted IFRS 9 on January 1, 2018. As a result of the adoption of IFRS 9, the Company has changed its accounting policy with respect to financial instruments. Under IFRS 9, the Company’s financial assets are accounted for as follows when compared to the Company’s previous policy in accordance with IAS 39:

Financial Asset	Classification and Measurement Under IAS 39	Classification and Measurement Under IFRS 9
Cash, Restricted cash	Fair value through profit or loss (“FVPL”)	Amortized cost
Accounts receivable and other assets	Loans and receivables - Amortized cost	Amortized cost
Other long-term assets - investments in equity securities	Available for sale - Fair value through other comprehensive income (“FVOCI”)	FVPL or an election to FVOCI
Other long-term assets - warrant investments	FVPL	FVPL

Under IFRS 9, the Company has elected to designate and account for its existing investments and those acquired throughout the fiscal year in equity securities as financial assets at FVOCI. Fair value gains and losses on investments in these equity securities are recognized in other comprehensive income with no reclassification to the consolidated statements of earnings.

Upon initial date of application of IFRS 9, there was no impact to the Company's consolidated financial statements. The changes in accounting policy did not result in re-measurement of the carrying amount for any financial instruments on the transition date. The adoption of IFRS 9 did not have a significant effect on the Company’s accounting policies related to financial liabilities.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) replaces IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized.

The Company adopted IFRS 15 on January 1, 2018 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application, without restating the financial statements on a retrospective basis. The Company has reviewed its sales contracts with customers using the five-step analysis under IFRS 15 and determined there to be no impact on the amounts and timing of revenue recognized. Therefore, no adjustment to opening retained earnings was required on transition to IFRS 15. The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see note 17. All segments principally generate revenue from metal sales.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The Company has updated its accounting policy for revenue recognition to be in accordance with IFRS 15 (see note 3(d)).

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 "Foreign Currency Transactions and Advance Consideration" ("IFRIC 22"). IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt.

IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018. The Company adopted IFRIC 22 on January 1, 2018. The Company completed its analysis of the impact of the adoption of IFRIC 22 on the Company's consolidated financial statements with no impact.

Accounting standards issued but not yet adopted

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”) which replaced the existing lease accounting guidance. IFRS 16 requires lessees to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense. The Company will adopt IFRS 16 for the annual period beginning January 1, 2019 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application, without restating the comparative period's financial statements on a retrospective basis.

The Company has completed its review of existing leasing and respective agreements, and developed processes to meet the adoption requirements of IFRS 16. Under IFRS 16, the majority of leases become on-balance sheet liabilities with underlying right-of-use assets. The Company expects to recognize an increase to lease liabilities, with an offsetting increase to the right-of-use assets and net investments in sub-leases as of January 1, 2019, with the difference recorded as an adjustment to retained earnings as at January 1, 2019 (prior years comparative period will not be restated). Since the Company elected to recognized the right-of-use assets at the amount equal to the lease liabilities there will be little impact on retained earnings. The impact on retained earnings relates to the net investment in sub-leases which is office space leased by the Company that, in turn, has been sub-leased.

With the recognition of additional assets and liabilities on its consolidated balance sheet, there will be a corresponding increase in depreciation expense for leased assets and interest expense for lease liabilities in the year ended December 31, 2019, replacing the operating expense that was previously recorded on payments made under these agreements. IFRS 16 will also result in an increase to cash flow from operating activities to increase as lease payments for most leases will be recorded as financing outflows in the consolidated statement of cash flows.

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company completed its analysis of the impact of the adoption of IFRIC 23 on the Company's consolidated financial statements with no material impact noted.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

6. PRODUCTION COSTS

Production costs for the years ended December 31, 2018 and 2017 include the following:

	Year ended December 31, 2018	Year ended December 31, 2017
Operating costs	$267,189	$287,918
Share based payment expense (note 22(b(ii)))	243	397
Production costs	$267,432	$288,315

7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2018 and 2017 include the following:

	Year ended December 31, 2018	Year ended December 31, 2017
General and administrative - other	$26,349	$20,238
Severance payments	—	1,461
Share based payment expense (note 22(b(ii)))	5,216	3,947
General and administrative	$31,565	$25,646

Severance payments represent termination and severance payments regarding certain executive changes as a result of restructuring undertaken by the Company in 2017.

8. CARE AND MAINTENANCE EXPENSES

Care and maintenance include expenses incurred on the Company’s Cosmo Mine in the Northern Territory in Australia since June 30, 2017, the Holloway mine which was transitioned to care and maintenance at the beginning of 2017 and the Hislop mine, both in Canada. Care and maintenance for the years ended December 31, 2018 and 2017 is as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Cosmo mine	$249	$9,587
Holloway mine	2,792	2,192
Hislop mine	40	98
Care and maintenance	$3,081	$11,877

9. OTHER INCOME, NET

	Year ended December 31, 2018	Year ended December 31, 2017
Loss on disposal of non-core mining interests and plant and equipment	($2,017)	($992)
Change in fair value of warrant investments (note 14)	(10,892)	1,618
Realized gain on sale of JDS Silver	—	793
Recognition of deferred premium on flow through shares	—	3,070
Unrealized and realized foreign exchange gain (loss), net	16,902	(2,209)
Other income	1,137	1,096
Other income, net	$5,130	$3,376

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

10. FINANCE ITEMS

Finance income and expense for the years ended December 31, 2018 and 2017 includes the following:

	Year ended December 31, 2018	Year ended December 31, 2017
Interest income on bank deposits	$5,714	$2,111
Finance income	$5,714	$2,111

Unwinding of discount on convertible debentures (note 20)	$—	$3,349
Interest paid on convertible debentures	—	4,816
Interest on finance leases and other loans	1,496	1,427
Finance fees and bank charges	969	1,611
Unwinding of discount on rehabilitation provision (note 21)	1,152	1,003
Finance costs	$3,617	$12,206

11. INCOME TAXES

a)	Income tax expense

A reconciliation of income tax expense for continuing operations and the product of earnings from continuing operations before income tax multiplied by the combined Canadian federal and provincial statutory income tax rate is as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Earnings before income taxes	$394,310	$196,079
Computed income tax expense at Canadian statutory rates (25%)	98,578	49,020
Non-deductible expenses/ Non-taxable (income)	(4,751)	6,683
Foreign tax rate differential	10,801	5,484
Current and deferred Ontario Mining Tax	12,190	9,814
Renouncement of flow through expenditures	—	2,990
Revision in estimates	74	(1,953)
Recognition of previously unrecognized deferred tax assets	—	(40,471)
Withholding taxes	2,737	7,406
Other	738	(224)
Income tax expense	$120,367	$38,749
Current income tax expense	40,743	44,223
Deferred tax (recovery) expense	$79,624	($5,474)

During the year ended December 31, 2018, the effective tax rate is 30.5% (December 31, 2017 - 19.8%).

During the year ended December 31, 2017, the Company recognized $40,471 of previously unrecognized deferred tax assets in the period that were acquired in a previous business combination. This deferred tax benefit was realized as a result of a change in expected future profits to be realized after a reorganization of the acquired corporate structure.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

b)	Deferred income tax balances

The tax effect of temporary differences that give rise to deferred income tax assets and liabilities at December 31, 2018 and 2017 are as follows:

As at	December 31, 2018	December 31, 2017
Net deferred tax assets:
Financing costs	$206	$—
Employee provisions	2,148	—
Loss carry forwards	6,117	—
Mark to market adjustments	(753)	—
Other	78	—
	$7,796	$—

As at	December 31, 2018	December 31, 2017
Net deferred tax liabilities:
Mining interests and plant and equipment	($201,389)	($197,172)
Environmental rehabilitation provision	14,310	15,561
Financing costs	50	325
Ontario Mining Tax	(23,635)	(22,189)
Loss carry forwards	12,861	73,134
Inventory	(4,666)	(5,346)
Mark to market adjustments	(3,354)	(4,076)
Corporate minimum tax credits	—	2,403
Deferred revenue	(1,016)	(1,583)
Employee provisions	3,483	5,069
Other	(434)	229
	($203,790)	($133,645)

Changes in net deferred tax liabilities for the years ended December 31, 2018 and 2017 are as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Balance, beginning of year	($133,645)	($132,079)
Recognized in net earnings from continuing operations	(79,624)	5,474
Recognized in equity	1,674	(3,758)
Recognized in discontinued operations	—	7,224
Foreign currency translation in other comprehensive income	15,601	(10,506)
Net deferred tax liabilities, end of year	($195,994)	($133,645)

At December 31, 2018, no deferred tax liabilities have been recognized in respect of the aggregate amount of $274,747 (December 31, 2017 - $102,737) of taxable temporary differences associated with investments in subsidiaries. The Company controls the timing and circumstances of the reversal of these differences, and the differences are not anticipated to reverse in the foreseeable future.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at December 31, 2018, deferred income tax assets have not been recognized in respect of the following because it is not probable that future taxable profit will be available against which the Company can use the benefits:

As at	December 31, 2018	December 31, 2017
Capital loss carryforwards	$11,668	$—
Investment tax credits	$11,999	$13,072
Mining interests	$10,546	$11,489
Australian royalty tax	$299,029	$306,858

The temporary differences arising from investment tax credits have an expiry date of 2029 to 2030. The temporary differences arising from mineral properties, Australian royalty tax and capital losses carried forward have an indefinite expiry date.

As at December 31, 2018, the Company had the following Canadian and Australian income tax attributes to carry forward:

	Year ended December 31, 2018	Expiry
Canada
Non-capital losses	$22,777	2036-2038
Capital losses	$615	N/A
Tax basis of mining interest	$164,591	Indefinite
Tax basis of plant and equipment	$166,998	Indefinite
Financing costs	$206	2019-2022
Australia
Non-capital losses	$42,872	Indefinite
Tax basis of mining interests	$7,911	Indefinite
Tax basis of plant and equipment	$60,302	Indefinite

12. ACCOUNTS RECEIVABLE

As at	December 31, 2018	December 31, 2017
Trade receivables	$8,129	$4,246
Sales tax and other statutory receivables	11,357	10,379
Other receivables	665	1,043
	$20,151	$15,668

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at December 31, 2018 are past due.

Trade receivables represent the value of gold doré sold as at year end for which the funds are not yet received; gold sales are generally settled within 1-2 weeks after delivery to a refinery. There is no allowance for doubtful accounts or a recorded allowance for credit losses. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

13. INVENTORIES

As at	December 31, 2018	December 31, 2017
Gold doré	$1,114	$1,515
Gold in circuit	9,493	12,814
Ore stockpiles	7,770	6,538
Supplies and consumables	21,712	20,565
	$40,089	$41,432

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense and included in operating costs in 2018 and 2017 is $267,189 and $287,918, respectively (note 6).
During the year ended December 31, 2018, there were no write downs of inventory to net realizable value related to supplies inventory (December 31, 2017 - $422). There were no reversals of write downs of inventory to net realizable value during the years ended December 31, 2018 and 2017.

14. OTHER LONG-TERM ASSETS

As at	December 31, 2018	December 31, 2017
Investments in equity securities	$141,781	$100,109
Warrant investments	1,209	12,754
NSR Royalty from Stawell Mine sale (note 29)	1,003	1,138
Deposits and other[1]	21,099	4,479
	$165,092	$118,480

1 Deposits and other includes prepaid expenses for other long-term assets.

Investments in equity securities

Changes in the investments in equity securities for the years ended December 31, 2018 and 2017 are as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Balance, beginning of year	$100,109	$5,885
Acquisition of investments	66,124	69,171
Disposition of investments	(525)	(5,772)
Unrealized and realized gain (loss)	(13,316)	30,249
Foreign currency translation	(10,611)	576
Investments in equity securities, end of year	$141,781	$100,109

The fair value of the investments and warrants held as at December 31, 2018 and December 31, 2017 are as follows:

Investments in equity securities	Shares	Fair value as at December 31, 2017	Purchase/(sales)	Transfers	Unrealized and realized gain/(loss)	Foreign currency translation	Fair value as at December 31, 2018
Bonterra Resources Inc.	4,460,629	$8,274	$1,773	$5,598	($6,423)	($750)	$8,472
Metanor Resources Inc.	—	6,863	—	(5,598)	(1,073)	(192)	—
Osisko Mining Inc.	32,627,632	—	47,767	—	28,652	(2,967)	73,452
Novo Resources Corp.	29,830,268	76,141	16,120	—	(31,752)	(6,260)	54,249
Other		8,831	(61)	—	(2,720)	(442)	5,608
Total		$100,109	$65,599	$—	($13,316)	($10,611)	$141,781

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Warrant investments	Warrants	Valuation technique	Fair value as at December 31, 2017	Transfers	Unrealized and realized gain/(loss)	Foreign currency translation	Fair value as at December 31, 2018
Bonterra Resources Inc.	613,607	Black Scholes	—	194	(171)	(4)	19
Metanor Resources Inc.	—	—	938	(194)	(726)	(18)	—
Novo Resources Corp.	14,000,000	Barrier Option Pricing	10,624	—	(9,023)	(574)	1,027
Other	—	Black Scholes	1,192	—	(972)	(57)	163
Total			$12,754	$—	($10,892)	($653)	$1,209

The inputs used to value the warrant investments as of December 31, 2018 are as follows:

Input	De Grey Mining Ltd.	Bonterra Resources Inc. first tranche	Bonterra Resources Inc. second tranche	Novo Resources Corp.
Closing share price (C$)	$0.12	$2.59	$2.59	$2.48
Exercise price (C$)	$0.19	$5.61	$5.61	$6.00
Remaining life of the warrants (years)	0.92	0.30	0.97	1.69
Volatility	49.65%	69.08%	60.74%	50.04%
Risk-free interest rate	1.86%	1.86%	1.86%	1.86%
Barrier (C$)	—	—	—	$12.00
Rebate (C$)	—	—	—	$6.00

In September 2018, Bonterra Resources Inc. (“Bonterra”) completed a plan of arrangement with Metanor Resources Inc. (“Metanor”), pursuant to which Bonterra acquired all of the issued and outstanding common shares of Metanor (the “Bonterra Arrangement”) on the basis of 1.6039 Bonterra shares for each Metanor share held (the “Exchange Ratio”). Prior to the completion of the Bonterra Arrangement, the Company held common shares of Bonterra and common shares and share purchase warrants of Metanor. Following the completion of the Bonterra Arrangement, the Company held 37,540,290 common shares of Bonterra and 6,136,072 share purchase warrants to acquire an additional 9,841,646 common shares of Bonterra based on the Exchange Ratio of 1.6039. In November 2018, Bonterra completed a share consolidation on a 10:1 basis. Following the share consolidation, on November 8, 2018, the Company acquired an additional 706,600 common shares of Bonterra at a purchase price of C$3.30 totaling C$2,332 (US$1,773). As a result the Company now holds 4,460,629 shares of Bonterra. The investment in common shares of Bonterra has been classified as FVOCI in accordance with IFRS 9.

On August 10, 2018, the Company acquired an 8.58% interest (17,921,750 common shares) in the shares of Osisko Mining Inc. ("Osisko") at a purchase price of C$2.08 per share for aggregate considerations including transactions costs, totaling C$37,456 (US$28,564). On September 17, 2018, the Company acquired an additional 5% interest (14,705,882 common shares) in the shares of Osisko at a purchase price of C$1.70 per share totaling C$25,000 (US$19,203). The investment has been classified as FVOCI in accordance with IFRS 9.

On May 29, 2018, the Company acquired an additional 4,000,000 common shares of Novo Resources Corp. at a purchase price of C$5.00 per share and transaction costs totaling C$20,900 (US$16,120). The investment has been classified as FVOCI in accordance with IFRS 9.

15. RESTRICTED CASH

As at	December 31, 2018	December 31, 2017
Cash collateral relating to rehabilitation performance guarantees	$20,631	$20,414
Other restricted cash	1,559	1,779
	$22,190	$22,193

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Cash collateral related to rehabilitation performance guarantees includes $20,631 (A$29,268) for performance guarantees provided by the Company to the State of Victoria and Northern Territory governments relating to the future reclamation and rehabilitation of the Company’s mine sites and exploration tenements in Australia.

16. MINING INTERESTS AND PLANT AND EQUIPMENT

Year ended December 31, 2018	Depletable	Non depletable	Total mining interest	Plant and equipment	Total
Cost
At January 1, 2018	$864,385	$116,285	$980,670	$375,571	$1,356,241
Additions, including transfer from construction in progress	181,486	324	181,810	88,406	270,216
Construction in progress, net of transfers to plant and equipment additions	—	—	—	38,923	38,923
Change in environmental closure assets (estimate and discount rate)	3,755	—	3,755	—	3,755
Disposals	—	—	—	(17,873)	(17,873)
Foreign currency translation	(87,505)	(10,661)	(98,166)	(37,086)	(135,252)
Cost at December 31, 2018	$962,121	$105,948	$1,068,069	$447,941	$1,516,010
Accumulated depreciation and depletion
At January 1, 2018	$213,440	$—	$213,440	$93,492	$306,932
Depreciation	346	—	346	47,360	47,706
Depletion	90,980	—	90,980	—	90,980
Disposals	—	—	—	(13,901)	(13,901)
Foreign currency translation	(23,335)	(190)	(23,525)	(9,352)	(32,877)
Accumulated depreciation and depletion at December 31, 2018	$281,431	($190)	$281,241	$117,599	$398,840
Carrying value at December 31, 2018	$680,690	$106,138	$786,828	$330,342	$1,117,170

Year ended December 31, 2017	Depletable	Non depletable	Total mining interest	Plant and equipment	Total
Cost
At January 1, 2017	$692,430	$135,834	$828,264	$298,925	$1,127,189
Additions, including transfer from construction in progress	95,643	212	95,855	69,755	165,610
Construction in progress, net of transfers to plant and equipment additions	—	—	—	1,405	1,405
Fair value of shares issued for IBA, amortized over life of mine (note 22(a))	10,686	—	10,686	—	10,686
Change in environmental closure assets (estimate and discount rate)	8,109	30	8,139	—	8,139
Disposals	(208)	(30,199)	(30,407)	(18,196)	(48,603)
Foreign currency translation	57,725	10,408	68,133	23,682	91,815
Cost at December 31, 2017	$864,385	$116,285	$980,670	$375,571	$1,356,241
Accumulated depreciation and depletion
At January 1, 2017	$95,410	$—	$95,410	$55,735	$151,145
Depreciation	140	—	140	42,201	42,341
Depletion	108,403	—	108,403	—	108,403
Disposals	(338)	—	(338)	(9,861)	(10,199)
Foreign currency translation	9,825	—	9,825	5,417	15,242
Accumulated depreciation and depletion at December 31, 2017	$213,440	$—	$213,440	$93,492	$306,932
Carrying value at December 31, 2017	$650,945	$116,285	$767,230	$282,079	$1,049,309

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Mining Interests

Non-depletable mining interests at December 31, 2018 of $106,138 (December 31, 2017 - $116,285) includes $42,765 (December 31, 2017 - $46,245) for the carrying value of previously acquired interest in exploration properties around the Company's Macassa Mine in Canada, with the change in value related primarily to the impact of foreign exchange, and $63,373 (December 31, 2017 - $70,040) for the carrying value of various acquired exploration properties in Australia, with the remainder of the change from the date of acquisition due to foreign exchange impact.

Plant and Equipment

Plant and equipment at December 31, 2018, includes $14,969 (December 31, 2017 - $4,232) of construction in progress. Plant and equipment also includes costs of $44,978 (December 31, 2017 - $72,307) and accumulated depreciation of $15,548 (December 31, 2017 - $17,883) related to capital equipment and vehicles under finance leases (note 18).

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	December 31, 2018	December 31, 2017
Trade payable and accrued liabilities	$108,295	$69,155
Payroll and government remittances	17,340	15,591
	$125,635	$84,746

Accounts payable are non-interest bearing and are generally due within 30 days or payable on demand.

The fair value of accounts payable and accrued liabilities approximate their carrying amount. Trade payables relate mainly to the acquisition of materials, supplies and contractor services.

18. FINANCE LEASES

Finance leases and other loans at December 31, 2018 and 2017 include the obligations of the Company under various equipment and vehicle finance leases; the finance leases expire between May 2, 2019 and May 15, 2022 and reflect interest between 2.74% and 4.95%. The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases, for a nominal amount. The Company’s obligations under finance leases are secured by the lessor’s title to the leased assets.

The following schedule outlines the total minimum payments due for the finance lease obligations over their remaining terms as at December 31, 2018 and 2017:

	Year ended December 31, 2018	Year ended December 31, 2017
Not later than one year	$13,101	$17,570
Later than one year and not later than five years	10,006	23,031
Less: Future finance charges	(883)	(2,026)
Present value of minimum lease payments	$22,224	$38,575
Less: Current portion	(12,465)	(16,358)
Non-current portion	$9,759	$22,217

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Lease facilities

The Company has credit facilities for a maximum of $13,809 (C$18,831) which are comprised entirely of equipment lease facilities. The amounts financed under the lease facilities are secured with the equipment under the respective lease facilities.

At December 31, 2018, $2,139 was drawn under the (C$2,917) lease facilities (December 31, 2017 - $36,829). Amounts drawn under the equipment lease facilities are subject to separate lease agreements with a maximum term of 48 months and interest rates which are variable depending on when the finance leases are entered into; all obligations under these agreements are included in the finance lease liability at December 31, 2018 and 2017.

19. SHARE BASED PAYMENT LIABILITIES

The Company has a deferred share unit plan ("DSU Plan") for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director. The Company assumed phantom share units that were previously granted to Australian employees of Newmarket Gold Inc. as a result of a business combination that closed on November 30, 2016. Each phantom share unit entitles the holder to a cash payment on exercise based on market value of the Company's shares on the date of exercise less the strike price of the phantom share unit.

Changes in the number of DSUs and phantom share units outstanding during the years ending December 31, 2018 and 2017 are as follows:

	Year ended December 31, 2018		Year ended December 31, 2017
	DSUs	Phantom share units	DSUs	Phantom share units
Balance at beginning of year	131,006	95,000	40,356	185,037
Granted	39,522	—	103,600	—
Redeemed	—	(35,625)	(12,950)	(90,037)
Cancelled	—	(23,750)	—	—
Balance, at end of year	170,528	35,625	131,006	95,000

Changes in the share based payment liabilities during the years ending December 31, 2018 and 2017 are as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Opening liability	$2,116	$436
Share based payment expense	2,564	2,222
Redeemed DSUs and phantom share units (cash payments)	(441)	(605)
Foreign currency translation	37	63
Total share based payment liability	$4,276	$2,116
Current portion of share based payment liability	$4,276	$1,898
Long term share based payment liability	$—	$218

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

20. CONVERTIBLE DEBENTURES

On June 30, 2017, the Company redeemed all debentures outstanding under the July 19, 2012 convertible debenture issuance for cash consideration of $43,779 (C$56,837). The debentures redeemed represented the outstanding debentures of a C$57,500 private placement of convertible unsecured subordinated debentures (6% debentures) completed on July 19, 2012. The debentures bore interest at 6% per annum, payable semi-annually. During the year ended December 31, 2017, $1,313 (C$1,705) of interest related to these debentures was paid. Subsequent to the redemption of the 6% debentures, the amount of $6,564 that was recorded in a component of shareholder's equity was reallocated to share capital.

As at December 31, 2017, there were no debentures outstanding under the November 7, 2012 issuance. During December 2017, debenture holders elected to convert $48,559 (C$61,724) at a conversion price of $13.70 per share, being a conversion rate of 72.9927 common shares for each $1,000 in principal held. As a result, the Company issued an aggregate of 4,505,393 common shares. In addition, the Company paid an aggregate amount of $255 (C$324) in cash with respect to the outstanding debentures not converted. The debentures converted or redeemed represented the outstanding debentures of a C$69,000 private placement of convertible unsecured subordinated debentures (“7.5% debentures”) for net proceeds of C$65,800. The debentures bore interest at 7.5% per annum, payable semi‑annually. During the year ended December 31, 2017, $3,503 (C$4,467) of interest related to these debentures was paid. Subsequent to the conversion of the 7.5% debentures, the amount of $9,110 recorded in a component of shareholder's equity was reallocated to share capital.

		Year ended December 31, 2017
		Changes from financing cash flows		Other changes
	Balance as at January 1, 2017	Repurchase of debentures	Interest paid	Interest expense	Conversions	Unwinding of discount	Foreign currency translation	Balance as at December 31, 2017
Long-term debt	$84,961	($44,034)	($4,816)	$4,816	($48,559)	$3,349	$4,283	$—

21. PROVISIONS

As at	December 31, 2018	December 31, 2017
Environmental rehabilitation provision	$50,603	$54,429
Long service leave	6,092	6,356
Total provisions	$56,695	$60,785
Current provisions	15,817	19,133
Long-term balance	$40,878	$41,652

Environmental rehabilitation provision

The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis as such activity that creates the rehabilitation obligation occurs. The rehabilitation provision represents the present value of estimated future rehabilitation costs. These provisions are based on the Company’s internal estimates, with consideration of closure plans and rehabilitation requirements established by relevant regulatory bodies.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Changes in the environmental rehabilitation provision for the years ended December 31, 2018 and 2017 are as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Balance, beginning of year	$54,429	$55,971
Change in estimates	6,885	8,927
Disposition of Stawell	—	(5,482)
Site closure and reclamation costs paid	(6,840)	(10,212)
Unwinding of discount on rehabilitation provision	1,152	1,003
Foreign currency translation	(5,023)	4,222
Balance, end of the year	$50,603	$54,429
Current portion	10,488	13,946
Long-term balance	$40,115	$40,483

The majority of the expenditures are expected to occur between 2020 and 2038. The discount rates used in estimating the environmental provision for the year ended December 31, 2018 were between 1.83% and 2.32% (year ended December 31, 2017 - 1.59% and 2.61%) and the inflation rates used were between 2% and 3% for both years ended December 31, 2018 and 2017. As the life of the mine is extended, the timing of certain expenditures will be deferred.

All estimates and assumptions are reviewed on an annual basis to take into account any material changes to underlying assumptions and inputs. However, actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates. This, in turn, will depend upon future gold prices and costs of production, which are inherently uncertain.

Long service leave

Long service leave is an Australian employee entitlement which accrues based on an employee’s length of service to a company. The provision is estimated based on the total current service of the Company’s employees and the probability of expected future service and earnings. As at December 31, 2018, the total accrued long service leave was $6,092, of which $5,329 is included in the current provision (December 31, 2017 - $6,356 and $5,187, respectively).

22. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)	SHARE CAPITAL

As at December 31, 2018, the Company had 209,822,819 common shares outstanding (December 31, 2017 - 210,944,884).

Share capital issuances

–
During the year ended December 31, 2018, the Company issued an aggregate of 517,935 common shares upon the exercise of 517,935 stock options for proceeds of $3,591 (year ended December 31, 2017 - the Company issued an aggregate of 7,351,060 common shares upon the exercise of 5,739,722 stock options

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

which includes former stock options of Newmarket Gold Inc., 1,608,982 performance share units of Newmarket Gold Inc. and 2,356 warrants for proceeds of $42,562).

–	On May 12, 2017, the Company issued 1,500,000 common shares to two First Nations as part of an IBA for $10,686 (note 16).

Repurchases

–
The Company purchased 1,640,000 shares for $30,811 (C$40,253) pursuant to the Normal Course Issuer Bid ("NCIB"), which was renewed on the TSX on May 22, 2018. All common shares repurchased were legally cancelled and the amount paid to repurchase is recorded as a reduction of share capital in the Consolidated Statements of Changes in Equity.

Dividends

–	On January 15, 2018, the Company paid a quarterly dividend of C$0.02 per common share in the amount of $3,351 (C$4,219).

–	On April 13, 2018, the Company paid a quarterly dividend of C$0.02 per common share in the amount of $3,340 (C$4,224).

–	On July 13, 2018 and October 12, 2018, the Company paid a quarterly dividend of C$0.03 per common share in the amounts of $4,811 (C$6,337) and $4,827 (C$6,290), respectively.

–
On December 11, 2018, the Company declared a quarterly dividend of C$0.04 per common share that was paid on January 11, 2019 to the shareholders of record as of the close of business of December 31, 2018.

–	The Company accrued $6,177 (C$8,393) as at December 31, 2018 related to the declared dividend with the corresponding reduction in retained earnings.

–	On July 14, 2017 and October 16, 2017, the Company paid a quarterly dividend of C$0.01 per common share in the amounts of $1,623 (C$2,107) and $1,658 (C$2,076), respectively.

–	On December 15, 2017, the Company declared a quarterly dividend of C$0.02 per common share that was paid on January 15, 2018 to shareholders of record as of the close of business on December 29, 2017.

–	The Company accrued $3,372 (C$4,219) as at December 31, 2017 related to the declared dividend with the corresponding reduction in retained earnings.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(b)	RESERVES

(i)	Share based payment compensation plans

The Company has the following outstanding equity based awards:

Stock options

The Company has a stock option plan ("the Stock Option Plan") that provides for the issuance of stock to employees, directors, or officers of the Company and any of its subsidiaries or affiliates, consultants, and management employees. On May 4, 2017, shareholders of the Company approved certain amendments to the Stock Option Plan, including changing the Stock Option Plan to a “rolling plan”. Accordingly, the aggregate number of common shares to be reserved for issuance in satisfaction of stock options granted pursuant to the Stock Option Plan and all other security based compensation plans must not exceed 5.5% of the common shares issued and outstanding (on a non-diluted basis) at the time of granting any stock options. In accordance with the terms of the Stock Option Plan: (i) the exercise price of a stock option granted shall be determined by the Company's Board but in any event, shall not be less than the closing price of the common shares trading on the TSX on the date of grant; (ii) stock options shall have a maximum term of five years; and (iii) will generally be terminated ninety days after a participant ceases to be an officer, director, employee or consultant of the Company.

During the years ended December 31, 2018 and 2017, the Company did not grant any stock options.

Changes in stock options during the years ended December 31, 2018 and 2017 were as follows:

	Year ended December 31, 2018		Year ended December 31, 2017
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Balance, beginning of year	1,499,315	$5.80	7,514,307	$4.60
Exercised	(517,935)	6.70	(5,739,722)	3.91
Expired	(83,971)	8.44	(235,269)	13.95
Forfeited	—	—	(40,001)	4.96
Stock options outstanding, end of year	897,409	$5.02	1,499,315	$5.80
Stock options exercisable, end of year	897,409	$5.02	1,332,460	$6.01

The weighted average share price at the date of exercise for stock options exercised during the year ended December 31, 2018 was C$23.28 per share (December 31, 2017 - C$11.16). Options are valued using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility the Company.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Stock Options Exercised

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc. and St. Andrews Goldfields Ltd. that were exercised during the year ended December 31, 2018:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.85 - $15.11	266,499	January 1, 2018 - March 31, 2018	$19.57
$3.42 - $6.82	82,049	April 1, 2018 - June 30, 2018	$22.64
$3.42 - $6.82	4,630	July 1, 2018 - September 30, 2018	$27.15
$2.98 - $6.82	164,757	October 1, 2018 - December 31, 2018	$29.49
	517,935		$23.28

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc., St. Andrews Goldfields Ltd. and Newmarket Gold Inc. that were exercised during the year ended December 31, 2017:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$1.11 - $7.81	1,804,842	January 1, 2017 - March 31, 2017	$9.87
$0.86 - $7.81	2,791,059	April 1, 2017 - June 30, 2017	$10.13
$2.11 - $7.81	720,018	July 1, 2017 - September 30, 2017	$14.72
$2.91 - $15.11	423,803	October 1, 2017 - December 31, 2017	$17.39
	5,739,722		$11.16

Other equity based instruments

On January 1, 2017, the Board approved a long-term incentive plan (the “Long Term Incentive Plan” or “LTIP”) that provides for RSUs and PSUs (collectively, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. On May 4, 2017, shareholders of the Company approved amendments to the LTIP to provide the Company with the ability, at the discretion of the Company's Board of Directors to issue common shares or cash or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants. As the Company does not intend to cash-settle awards in future periods under the LTIP plans, they are accounted for as equity awards. The maximum number of common shares made available for issuance under the LTIP shall not exceed: (i) such number of common shares as would, when combined with all other common shares subject to grants under DSUs, RSUs and PSUs of the Company, be equal to 2% of the common shares then outstanding; and (ii) such number of common shares as would, when combined with all other common shares of the Company, be equal to 5.5% of the common shares outstanding from time to time.

The value of an RSU and PSU at the grant date is equal to the fair market value of a common share of the Company on that date. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

Upon vesting of the PSUs, the number of shares the holder can receive ranges between 0% and 200% of the number of the PSUs granted, to be determined at the end of the performance period based on the performance of the Company's underlying shares.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Movements in the number of the PSUs and RSUs for the years ended December 31, 2018 and 2017 are as follows:

	Year ended December 31, 2018		Year ended December 31, 2017
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of year	342,206	364,263	1,707,571	108,589
Granted	198,528	198,528	309,637	326,694
Cancelled	(38,697)	(38,697)	(61,041)	(66,041)
Redeemed	—	—	(1,613,961)	(4,979)
Balance, end of year	502,037	524,094	342,206	364,263

(ii)	Share based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill), general and administrative costs (options granted to directors and corporate employees).

	Year ended December 31, 2018	Year ended December 31, 2017
RSU and PSU share based payment expense	$2,874	$1,969
RSU and PSU cash payments	—	65
Stock options share based payment expense	21	88
Equity based instruments share based payment expense	$2,895	$2,122
Cash settled instruments share based payment expense (note 19)	2,564	2,222
Total share based payment expense	$5,459	$4,344

The allocation of share based payment expense on the consolidated statement of operations and comprehensive income for the years ended December 31, 2018 and 2017 is as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
General and administrative	$5,216	$3,947
Production costs	243	397
Total share based payment expense	$5,459	$4,344

(iii)	Basic and diluted income per share

Basic and diluted income per share for the years ended December 31, 2018 and 2017 is calculated as shown in the table below. The diluted income per share for the years ended December 31, 2018 and 2017 includes the impact of certain outstanding options, PSUs and RSUs.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

	Year ended December 31, 2018	Year ended December 31, 2017
Earnings from continuing operations	$273,943	$157,330
Loss from discontinued operations (note 29)	—	(24,904)
Net earnings	273,943	132,426
Weighted average basic number of common shares outstanding (in '000s)	210,692	207,436
Basic earnings per share from continuing operations	$1.30	$0.76
Basic loss per share from discontinued operations	$—	($0.12)
Basic earnings per share	$1.30	$0.64
Weighted average diluted number of common shares outstanding (in '000s)	212,623	209,114
Diluted earnings per share from continuing operations	$1.29	$0.75
Diluted loss per share from discontinued operations	$—	($0.12)
Diluted earnings per share	$1.29	$0.63

Weighted average diluted number of common shares for years ended December 31, 2018 and 2017 is calculated as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Weighted average basic number of common shares outstanding (in '000s)	210,692	207,436
In the money shares - share options (in '000s)	905	972
In the money shares - RSUs and PSUs (in '000s)	1,026	706
Weighted average diluted number of common shares outstanding	212,623	209,114

The following items were excluded from the computation of weighted average shares outstanding for the years ended December 31, 2018 and 2017 as their effect would be anti-dilutive:

	Year ended December 31, 2018	Year ended December 31, 2017
Share options (in '000s)	—	527

23. SUPPLEMENTAL CASH FLOW INFORMATION

As at December 31, 2018, the Company’s cash balance of $332,227 (December 31, 2017 – $231,596) was held in full at major Canadian and Australian banks in deposit accounts.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Supplemental information to the statements of cash flows is as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Change in non-cash working capital
Decrease (increase) in accounts receivable	($5,831)	($7,468)
Decrease (increase) in inventory	(4,937)	6,291
Decrease (increase) in prepaid expenses and current assets	942	60
Decrease (increase) in accounts payable and accrued liabilities	43,425	9,276
	$33,599	$8,159

Investing and financing non-cash transactions
Plant and equipment acquired through finance lease	$8,589	$24,963

Accounts payable related to capital projects
Accounts payable related to mining interests	$12,297	$—
Accounts payable related to plant and equipment	$6,209	$—

24. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

The information reported below as at and for the years ended December 31, 2018 and 2017 is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the year ended December 31, 2018
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$307,807	$164,045	$444,059	$—	$—	$915,911
Production costs	(102,845)	(88,844)	(75,743)	—	—	(267,432)
Royalty expense	(9,074)	(8,352)	(8,992)	—	—	(26,418)
Depletion and depreciation	(45,861)	(25,500)	(60,167)	(2,185)	(5)	(133,718)
Earnings (loss) from mine operations	150,027	41,349	299,157	(2,185)	(5)	488,343
Expenses
General and administrative	—	—	—	—	(31,565)	(31,565)
Exploration and evaluation	(4,090)	(6,232)	(26,481)	(29,811)	—	(66,614)
Care and maintenance	—	(2,832)	—	(249)	—	(3,081)
Earnings (loss) from operations	145,937	32,285	272,676	(32,245)	(31,570)	387,083
Other income						5,130
Finance items
Finance income						5,714
Finance costs						(3,617)
Earnings before taxes from continuing operations						394,310

Expenditures on:
Mining interest	$67,079	$26,001	$58,650	$23,240	$—	$174,970
Plant and equipment	59,271	16,508	46,407	5,143	—	127,329
Total capital expenditures	$126,350	$42,509	$105,057	$28,383	$—	$302,299

Total assets	$531,457	$196,176	$436,616	$309,469	$236,442	$1,710,160
Total liabilities	$204,160	$51,466	$122,324	$31,121	$37,983	$447,054

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the year ended December 31, 2017
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$247,104	$145,892	$327,055	$27,444	$—	$747,495
Production costs	(102,743)	(77,299)	(70,906)	(37,367)	—	(288,315)
Royalty expense	(5,377)	(9,586)	(6,433)	—	—	(21,396)
Depletion and depreciation	(38,015)	(22,576)	(82,589)	(5,473)	(2)	(148,655)
Earnings (loss) from mine operations	100,969	36,431	167,127	(15,396)	(2)	289,129
Expenses
General and administrative	—	—	—	—	(25,646)	(25,646)
Transaction costs	—	—	—	—	(397)	(397)
Exploration and evaluation	(10,756)	(7,780)	(21,400)	(8,475)	—	(48,411)
Care and maintenance	—	(2,290)	—	(9,587)		(11,877)
Earnings (loss) from operations	90,213	26,361	145,727	(33,458)	(26,045)	202,798
Other income						3,376
Finance items
Finance income						2,111
Finance costs						(12,206)
Earnings before taxes from continuing operations						196,079

Expenditures on:
Mining interest	$28,079	$17,226	$34,641	$5,697	$—	$85,643
Plant and equipment	25,265	16,122	27,944	1,829	—	71,160
Total capital expenditures	$53,344	$33,348	$62,585	$7,526	$—	$156,803

Total assets	$562,752	$92,168	$433,385	$140,036	$257,459	$1,485,800
Total liabilities	$117,119	$46,348	$116,929	$34,953	$12,855	$328,204

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The following table shows non-current assets by geographic region:

	Non-current assets
	As at
	December 31, 2018	December 31, 2017
Geographic information
Australia	$571,569	$666,626
Canada	740,679	523,356
Total	$1,312,248	$1,189,982

The following table summarizes sales to individual customers exceeding 10% of annual metal sales for the following periods:

	Metal sales
	Year ended December 31, 2018	Year ended December 31, 2017
Customer
1	$442,767	$326,447
2	186,195	148,280
3	182,762	142,880
4	93,420	—
Total	$905,144	$617,607
% of total sales	99%	83%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. The customers differ in the years ended December 31, 2018 and 2017.

25. CAPITAL RISK MANAGEMENT

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, operation, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated statement of financial position: share capital, reserves, accumulated other comprehensive income (loss) and retained earnings.

The Company’s capital at December 31, 2018 and 2017 is as follows:

As at	December 31, 2018	December 31, 2017
Share capital	$923,964	$951,184
Reserves	35,135	33,122
Accumulated other comprehensive income (loss)	(87,911)	36,078
Retained earnings	391,918	137,212
	$1,263,106	$1,157,596

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its properties and projects. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

Neither the Company nor its subsidiaries are subject to any other externally imposed capital requirements.

26. FINANCIAL INSTRUMENTS

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at December 31, 2018 and 2017 are as follows:

As at	December 31, 2018	December 31, 2017
Financial Assets
At fair value through profit or loss
Warrant investments	$1,209	$12,754

Loans and receivables, measured at amortized cost
Cash	$332,227	$231,596
Restricted cash	22,190	22,193
Accounts receivable (not including sales taxes)	8,794	5,289
	$363,211	$259,078

Investments in equity securities, measured at fair value through Other Comprehensive Income
Investments in equity securities	$141,781	$100,109

Financial Liabilities
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$125,635	$84,746
Finance leases	22,224	38,575
	$147,859	$123,321

Fair values of financial instruments

The fair values of cash, accounts receivable, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair valued on the consolidated statement of financial position is as follows:

As at	December 31, 2018	December 31, 2017
Level 1
Investments in equity securities - publicly traded (note 14)	$141,781	$100,109

Level 2
Warrant investments	$1,209	$12,754

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Financial instruments risks factors

The Company is exposed to financial risks sensitive to changes in share prices, share price volatility, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has no outstanding options, forward or future contracts to manage its price-related exposures.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

The Company's credit risk is primarily attributable to trade and other amounts receivable, which consist primarily of goods and services tax due from the Federal Governments of Australia and Canada. Consequently, credit risk is considered low and no allowance for doubtful debts has been recorded at the date of the consolidated statements of financial position. At December 31, 2018 and December 31, 2017, there were no significant trade receivables and the Company has no significant concentration of credit risk arising from trade receivables.

The Company’s cash and restricted cash are held with established Canadian and Australian financial institutions for which management believes the risk of loss to be remote. Deposits held with banks may exceed the amount of insurance provided on such deposits.

Liquidity risk

The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant payables or obligations that are outstanding past their due dates. As at December 31, 2018, the Company had a net working capital of $205,285 (December 31, 2017 - $165,346), including cash of $332,227 (December 31, 2017 - $231,596).

Future financing requirements, if any, will depend on a number of factors that are difficult to predict and are often beyond the control of the Company. The main factor is the realized price of gold received for gold produced from the Company’s operating mines and the operating and capital costs of those mines, and exploration and development costs associated with the Company’s growth projects.

The contractual cash flow requirements of the Company as at December 31, 2018 are as follows:

As at December 31, 2018
	Total	Less than a year	1-3 years	4-5 years	After 5 years
Accounts payable and accrued liabilities	$125,635	$125,635	$—	$—	$—
Finance lease payments	23,107	13,101	10,006	—	—
Office rent and other obligations	8,442	4,215	3,938	289	—
Income taxes payable	34,434	34,434	—	—	—
	$191,618	$177,385	$13,944	$289	$—

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Market risk

(a)	Foreign currency risk

The Company is exposed to foreign currency risk as the development and operation of the Company’s mining assets will largely be funded with Canadian and Australian dollars while gold is priced on international markets in US dollars, the Company’s presentation currency.

	CAD	AUD
Closing US dollar exchange rate at December 31, 2018	$0.73	$0.70
Average US dollar exchange rate during the year ended December 31, 2018	$0.77	$0.75
Closing US dollar exchange rate at December 31, 2017	$0.80	$0.78
Average US dollar exchange rate during the year ended December 31, 2017	$0.77	$0.77

Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. The following table indicates the impact of foreign currency exchange risk on net monetary financial assets, denominated in a currency other than the functional currency, as at December 31, 2018. The table below also provides a sensitivity analysis of a 10 percent adverse movement of the US dollar against the Canadian dollar and Australian dollar as identified which would have decreased the Company’s net earnings by the amounts shown in the table below. A 10 percent weakening of the US dollar against the said foreign currencies would have had the equal but opposite effect as at December 31, 2018.

US$
Total foreign currency net financial assets in US$[1]	$227,299
Impact of a 10% variance of the US$ on net earnings	$16,002

(1)	Includes financial assets and financial liabilities denominated in United States Dollars

(b)    Interest rate risk

The Company’s exposure to risks of changes in market interest rates relates primarily to interest earned on its cash balances. The Company reviews its interest rate exposure periodically, giving consideration to potential renewals of existing positions and alternative financial investments.

The finance leases bear interest at fixed rates. The Company does not account for any fixed rate liabilities at fair value, consequently a change in the interest rates at the reporting date would not impact the carrying amount of financial liabilities on the Consolidated Statement of Operations. The impact on cash of a movement in interest rates by a plus or minus 1% change would not be material to the value of cash.

(c) Equity securities price risk

The Company is exposed to equity securities price risk of changes because of the investments in equity securities and warrant investments held by the Company. The Company's portfolio of investments is not part of its core operations, and accordingly, gains and losses from these investments are not representative of the Company's performance during the year. As at December 31, 2018, the impact of a 10% increase or decrease in the share prices of the investments in equity securities would have resulted in an increase or decrease of $13,546, respectively, that would have been included in other comprehensive income. A 10% increase and 10% decrease in the share prices of the investments in equity securities would have resulted in an increase of $588 and decrease of $366 in net earnings, respectively in relation to the warrant investments.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

27. RELATED PARTY TRANSACTIONS

The remuneration of directors and executive officers is determined by the compensation committee of the Board of Directors. The directors’ fees, consulting fees and other compensation of directors and executive officers were as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
Officer salaries and short-term benefits	$8,230	$6,405
Share based payment expense	4,478	3,173
Directors fees	512	553
Severance payments	—	1,461
	$13,220	$11,592

The Company chartered an aircraft owned by a Company controlled by the Chairman of the Board during the year ended December 31, 2018, in which the total expense was $177 (year ended December 31, 2017 - $7)

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

28. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company has royalty obligations on its various mines sites as discussed below:

–	A 1.5% NSR royalty payable to Franco-Nevada Corporation (“FNV”) on production from the Company’s Macassa property.

–	For the Company’s mine properties in the State of Victoria, Australia, a 2% NSR royalty on the Fosterville Gold Mine.

–
A 1% and 2% NSR on production from the Taylor mine payable to FNV; a sliding scale NSR linked to gold price for the Holt and Holloway mines with the NSR paid for 2018 between 6% and 8% for Holloway and 3%, 9% and 10% for Holt.

–	A 0.5% NSR on production from the Macassa, Taylor, Holt and Holloway mines to the First Nations identified in the IBA.

–
A 1% ad valorem royalty on any future gold production above 250,000 ounces derived from the Maud Creek Gold Project (Australia); a 1% gross royalty and A$5 per ounce royalty are payable on any future gold production from certain tenements from the Maud Creek Gold Project that are located south of the main Maud Creek gold deposit. The Company also has a contingent contractual obligation of a payment of A$2 million that would be due upon a decision to proceed with development of the Maud Creek Gold Project.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

29. DISPOSITION OF STAWELL MINE

In December 2017, the Company completed the sale of Stawell Gold Mines Pty Ltd which owned the Stawell Gold Mine ("Stawell Mine") located in the State of Victoria, Australia. The Stawell Mine was previously one of the Company's operating segments. The Company received $6,250 in cash consideration and retained a 2.5% net smelter return ("NSR") on the Stawell Mine. There is a performance bond held with an Australian bank of $4,133 that guarantees the rehabilitation obligation. If the bond is subsequently drawn, the purchaser will be obligated to reimburse the Company as a requirement under the sale agreement. The performance bond will remain in place for the earlier of three years or the start of production at the Stawell Mine. Losses and cash flows of the Stawell mine have been presented as a discontinued operation. The loss from discontinued operations for the year ended December 31, 2017 is presented in the table below:

Year ended December 31, 2017
Revenue	$—
Production costs	—
Royalty expense	—
Depletion and depreciation	—
Loss from mine operations	—
Expenses
Exploration	(1,477)
Care and maintenance	(8,884)
Loss from operations	(10,361)
Other income, net	363
Loss on disposition of Stawell Mine	(11,600)
Foreign translation reserve	(5,968)
Loss from discontinued operations before taxes	(27,566)
Income tax recovery	2,662
Loss from discontinued operations	($24,904)
Loss per share from discontinued operations - basic	($0.12)
Loss per share from discontinued operations - diluted	($0.12)

30. SUBSEQUENT EVENTS

On February 5, 2019, the Company and FNV entered into an amended and restated royalty agreement with respect to the Holloway mine and the parties reduced the royalty in the Holloway mine to a flat 3% NSR.